Exhibit (a)(1)


August 16, 1999

                           Berisford plc ("Berisford")

     Successful completion of tender offer for Scotsman Industries, Inc.
                                  ("Scotsman")


The board of Berisford announces the successful completion of its tender offer to purchase all of the outstanding shares of Scotsman at $33 per share. The tender offer expired at 12:00 midnight, New York City time, on Friday, 13 August 1999, at which time 9,867,863 Scotsman shares had been validly tendered into the offer and not withdrawn. Berisford has accepted for payment such validly tendered shares representing approximately 92.8 percent of the fully diluted share capital of Scotsman.

Berisford now intends to complete the acquisition of Scotsman promptly by means of the merger of Scotsman with a wholly owned Berisford subsidiary.

Commenting on the result of the tender offer, David Williams, chief executive of Berisford, said:

      "I am delighted that we have successfully completed our tender offer for Scotsman. This is a major strategic move for Berisford and provides a tremendous platform from which to develop our business."

Enquiries

Berisford                                    0171 312 2500
David Williams
Jonathan Findler

Schroders                                    0171 658 6000
Mark Warham
Cyrus Shabi

Cardew & Co.                                 0171 930 0777
Jasper Archer

J. Henry Schroder & Co. Limited ("Schroders"), which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Berisford and for no one else in relation to the acquisition of Scotsman and will not be responsible to anyone other than Berisford for providing the protections afforded to its customers nor for giving advice in relation to the acquisition of Scotsman.